FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending July 22, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 22, 2005                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial
                 Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.


                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 21 July 2005, that as a result of a movement in the fund on 15 July 2005, the number of Ordinary Share ADRs held by the fund had changed from 18,322,085 to 18,371,975 at an average price of $48.50


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

This notification relates to a transaction notified in accordance with Disclosure rule 3.1.4R(1)(b).



S M Bicknell
Company Secretary

21 July 2005

Notification of Transactions of Directors, Persons Discharging Managerial
                 Responsibility or Connected Persons

Following a re-valuation of the cash element of the notional investment held within the US Retirement Savings Plan, which is notionally held in GSK Ordinary Share ADRs, the Administrators of the Plan notified GlaxoSmithKline plc and the under-mentioned person on 21 July 2005 of an increase in the notional allocation of Ordinary Share ADRs on 15 July 2005 at a price of $47.99 per share:-


Russell Greig                                                            3

This notification relates to a transaction notified in accordance with Disclosure rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary
21 July 2005